Exhibit 99.1

ASX ANNOUNCEMENT

22 January 2015

Genetic Technologies Secures A$24 Million

Standby Equity Placement Facility

Melbourne, Australia, 22 January 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE; “Genetic Technologies” or the “Company”) today announced that it has entered into a A$24 million Standby Equity Placement Facility Agreement (the “Facility” or “Agreement”) with the Kentgrove Capital Growth Fund (“Kentgrove Capital”), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to A$24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus® and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

Commenting on the Facility, Genetic Technologies’ Chief Operating Officer and Chief Financial Officer, Mr. Eutillio Buccilli said: “We are delighted to have signed the A$24 million Facility with Kentgrove Capital. Subject to the terms of the Agreement, as outlined below, the Facility will assist the Company with its funding requirements over the coming two years as we continue to roll out our BREVAGenplus test across the United States.”

Mr. Buccilli added that, “We think our shares have been oversold on market concerns of our funding position. With this Facility in place we will now be in a position to refocus our attention on realising value for the Company from our lead product BREVAGenplus.”

Genetic Technologies’ Chairman Dr. Malcolm Brandon commented: “By benchmarking ourselves against other successful companies in our sector such as Myriad Genetics and Genomic Health we can determine that the number of tests performed by the Company in year three from launch are broadly on track in the adoption phase of market acceptance as compared to other, now highly successful products offered by these large U.S. companies. The A$24 million Facility will allow us to continue to establish and expand the market for our new BREVAGenplus product across the U.S. Our sales and marketing infrastructure and strategy is now focussed on engaging with healthcare professionals in comprehensive breast and imaging centres where we can achieve the highest test throughput rates as the centres adopt this test as an important part of their breast cancer risk management programs.”

Key terms of the Standby Equity Placement Facility

1.              Standby equity placement facility of up to A$24,000,000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

2.              Maturity date 21 January, 2017

3.              Genetic Technologies may issue multiple placements under the Facility, up to the maturity date.

4.              For each new placement, Genetic Technologies determines the time period of the placement, the maximum amount of the placement and the minimum issue price.

5.              For each new placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement, but cannot be less than the minimum issue price determined by Genetic Technologies.

6.              The issuance of shares under the Facility is required to be in compliance with ASX Listing Rule 7.1. Initial draw down under the Facility may be made within the Company’s current placement capacity. Shareholder approval in relation to the balance of the Facility will be sought at a General Meeting.

7.              The provision of funding by Kentgrove Capital, under the Facility, is subject to a number of conditions, including that the market price be no lower than the minimum issue price set by Genetic Technologies, and other conditions customarily included in facilities of this nature.

8.              A facility fee of 2.33% of the Facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilised.

9.              Either Genetic Technologies or Kentgrove Capital may terminate the Agreement, by giving 7 days notice, at any time, at no further cost.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Operating Officer &	Blueprint Life Science Group
Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.